Rajiv Gupta	9 Raffles Place
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Attention:	John Reynolds, Assistant Director John Coleman Jennifer Hardy

Re:	Sesa Sterlite Limited Form 20-F for the Fiscal Year Ended March 31, 2014 Filed August 15, 2014 File No. 001-33175

Ladies and Gentlemen:

We are counsel to Sesa Sterlite Limited, a corporation incorporated under the laws of the Republic of India (the “Company”). The Company received a comment letter dated February 25, 2015 regarding the Staff’s review of the Company’s Form 20-F for the fiscal year ended March 31, 2014. The comment letter indicated that the Company should respond to the comments within ten business days or advise you when the Company will provide you with a response.

The Company is in the process of undertaking the appropriate work to formulate thorough responses to the Staff’s comments and having discussions with its reserve engineers. The Company respectfully requests an extension for additional 10 business days and be permitted to respond to the comments by March 25, 2015.

Please contact the undersigned at +65.6437.5467 if you have any questions or require additional information concerning the foregoing.

Respectfully submitted,

/s/ Rajiv Gupta

Rajiv Gupta of LATHAM & WATKINS LLP

Enclosure

cc:	Tom Albanese Chief Executive Officer Sesa Sterlite Limited